Exhibit 3.1

IHOP CORP.

CERTIFICATE OF DESIGNATIONS
OF
THE POWERS, PREFERENCES AND RELATIVE, PARTICIPATING,
OPTIONAL AND OTHER SPECIAL RIGHTS,
AND QUALIFICATIONS, LIMITATIONS AND RESTRICTIONS THEREOF,
OF
SERIES A PERPETUAL PREFERRED STOCK

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

IHOP Corp., a Delaware corporation (the “Corporation”), does hereby certify that the Board of Directors of the Corporation (the “Board of Directors”), by unanimous written consent dated November 28, 2007, duly approved and adopted the following resolution:

RESOLVED, that, pursuant to the authority vested in the Board of Directors by the Corporation’s Restated Certificate of Incorporation, effective as of July 30, 1992 (as it may be amended from time to time, subject to the provisions of this Certificate, the “Certificate of Incorporation”), the Board of Directors does hereby create, authorize and provide for the issuance, out of the authorized but unissued shares of the preferred stock, par value $1.00 per share, of the Corporation (“Preferred Stock”), of a new series of Preferred Stock to be designated “Series A Perpetual Preferred Stock” (the “Perpetual Preferred Stock”), to consist of Two Hundred Twenty Thousand (220,000) shares (or such lesser number of shares as any authorized officer may determine), par value $1.00 per share, of which the preferences and  rights, and the qualifications, limitations or restrictions thereof, shall be (in addition to those set forth in the Certificate of Incorporation) as follows:

Section 1.               Ranking. Shares of Perpetual Preferred Stock shall rank prior to shares of Common Stock and any other Junior Securities with respect to the payment of dividends and distributions and in the liquidation, dissolution or winding up, and upon any distribution of the assets of, the Corporation. Unless specifically designated as junior to the Perpetual Preferred Stock with respect to the payment of dividends and distributions, in the liquidation, dissolution, winding up, or upon any other distribution of the assets of, the Corporation, all other series of Preferred Stock of the Corporation, including the Series B Convertible Preferred Stock, shall rank on a parity with the Perpetual Preferred Stock with respect to such dividends and distributions, in such liquidation, dissolution or winding up, and upon any such distribution of the assets of, the Corporation, as applicable.

Section 2.               Dividends.

2A.          Dividend Rate. Each holder of a share of Perpetual Preferred Stock shall be entitled to receive dividends on such share of Perpetual Preferred Stock, if, as, and when such dividends are declared by the Board of Directors, out of funds legally available for the payment of dividends, at the rate set forth below (the “Dividend Rate”), subject in each case to any applicable increase pursuant to Section 2E, for the applicable period set forth below of:

(i)            ten percent (10%) per annum (computed on the Stated Value of such share) for each of the following periods (each, a “10% Quarterly Dividend Period”):  (x) the period from and including the date of issuance of such share (the “Issue Date”) to and including December 31, 2007 (the “Initial 10% Dividend Period”), (y) each of the seven Quarterly Dividend Periods (as defined below) thereafter, and (z) the period from and including October 1, 2009 to and including November 28, 2009 (the “Final 10% Dividend Period”),

(ii)           twelve percent (12%) per annum (computed on the Stated Value of such share) for each of the following periods (each, a “12% Quarterly Dividend Period”):  (x) the period from and including the second anniversary of the Issue Date to and including December 31, 2009 (the “Initial 12% Dividend Period”), (y) each of the thirty-one Quarterly Dividend Periods thereafter, and (z) the period from and including October 1, 2017 to and including November 28, 2017 (the “Final 12% Dividend Period” and, together with the Final 10% Dividend Period, a “Final Dividend Period”), and

(iii)          the greater of (x) fifteen percent (15%) per annum (computed on the Stated Value of such share) and (y) a percentage per annum (computed on the Stated Value of such share) equal to the Treasury Rate plus five percent (5%) for each of the following periods (each, a “15% Quarterly Dividend Period” and, together with the 10% Quarterly Dividend Periods and the 12% Quarterly Dividend Periods, a “Quarterly Dividend Period”):  (x) the period from and including the tenth anniversary of the Issue Date to and including December 31, 2017 (the “Initial 15% Dividend Period” and, together with the Initial 10% Quarterly Dividend Periods and the Initial 12% Quarterly Dividend Periods, an “Initial Dividend Period”), and (y) for each Quarterly Dividend Period thereafter, in each case, to and including the first to occur of (i) the date on which the Stated Value of such share (plus all accrued and unpaid dividends thereon up to but not including the date of payment) is paid to the holder thereof in connection with the liquidation, dissolution or winding up, or distribution of the assets of, of the Corporation or (ii) the date of the redemption of such share by the Corporation.

2B.          Quarterly Dividend Periods. Unless otherwise specified in Section 2A, Quarterly Dividend Periods shall commence on January 1, April 1, July 1 and October 1 in each year and shall end on and include the day immediately preceding the first day of the next Quarterly Dividend Period. Dividends on shares of Perpetual Preferred Stock shall be payable on March 31, June 30, September 30 and December 31 of each year (a “Dividend Payment Date”), commencing December 31, 2007; provided, that the Corporation may elect to accumulate any dividends payable after the first anniversary of the Issue Date as provided in Section 2C instead of paying such dividends in cash on the applicable Dividend Payment Date (such accumulated dividends, the “Accumulated Dividends”), and such Accumulated Dividends shall constitute Passed Dividends pursuant to Section 2C but such accumulation shall not constitute a default under, or a failure to pay a dividend, for purposes of this Certificate, provided that, for the avoidance of doubt, Section 6B shall apply so long as there are accrued and unpaid Accumulated Dividends. Each such dividend shall be paid to the holders of record of the Perpetual Preferred Stock as such holders shall appear on the stock register of the Corporation on the record date for such dividend, which record date shall not be more than forty-five (45) days nor fewer than ten (10) days preceding such Dividend Payment Date as shall be fixed by the Board of Directors or a duly authorized committee thereof. The quarterly dividend on a share of Perpetual Preferred Stock for each Initial Dividend Period, each Final Dividend Period and any other partial Quarterly Dividend Period shall be prorated based on the number of days during such period as a proportion of ninety (90).

2C.          Accumulated Dividends. If, on any Dividend Payment Date, the holder of record (for such Dividend Payment Date) of a share of Perpetual Preferred Stock shall not have received in cash the full amount of any dividend required to be paid on such share on such Dividend Payment Date pursuant to this Section 2 (such unpaid dividends that have accrued and were required to be paid, but remain unpaid, on a Dividend Payment Date, together with any accrued and unpaid Accumulated Dividends, the “Passed Dividends”), then such Passed Dividends shall accumulate on such outstanding share of Perpetual Preferred Stock, whether or not there are funds legally available for the payment thereof or such Passed Dividends are declared by the Board of Directors, and until such Passed Dividends have been paid, the Dividend Rate shall be computed on the sum of the Stated Value plus such unpaid Passed Dividend. In the event that Passed Dividends shall have accrued but remain unpaid for two consecutive Quarterly Dividend Periods (each such Quarterly Dividend Period, a “Passed Quarter”), the Dividend Rate shall, as of the end of such two-Passed Quarters period, prospectively increase by two percent (2.0%) per annum, and the Dividend Rate shall further increase prospectively by two percent (2.0%) per annum as of the end of each subsequent two-Passed Quarters period with respect to which Passed Dividends shall have accrued but remain unpaid; provided, however, that, subject to Section 2E, under no circumstances shall the Dividend Rate applicable at any time prior to the tenth (10th) anniversary of the Issue Date exceed sixteen percent (16%) per annum, and provided further, that upon payment by the Corporation of all accrued and unpaid Passed Dividends, the Dividend Rate shall thereupon automatically be reduced prospectively to the applicable Dividend Rate per annum set forth in Section 2A above, subject to successive increases and reductions as provided by this Section 2C.

2D.          Distribution of Partial Dividend Payments. Except as otherwise provided herein, if at any time the Corporation pays less than the total amount of dividends then accrued with respect to the Perpetual Preferred Stock or any Parity Securities, such payment shall be distributed pro rata among the holders thereof based upon the aggregate accrued but unpaid dividends on the shares of Perpetual Preferred Stock or such Parity Securities, as applicable, held by each such holder.

2E.           Increase Amounts.

(i)            Notwithstanding anything in this Certificate to the contrary, if, as of the Issue Date, since December 31, 2006 there shall have occurred a material adverse effect on the business, condition (financial or otherwise), operations, assets or liabilities of the Corporation and its existing subsidiaries (which for the avoidance of doubt excludes Applebee’s International, Inc., a Delaware corporation, and each of its subsidiaries), taken as a whole, then (x) the Dividend Rates applicable from time to time pursuant to this Certificate shall in each case be increased by two percent (2%) per annum and (y) the maximum Dividend Rate payable prior to the tenth (10th) anniversary of the Issue Date shall be eighteen percent (18%) per annum.

(ii)           Notwithstanding anything in this Certificate to the contrary, if, as of the Issue Date, any of the representations and warranties of the Corporation (which for the avoidance of doubt excludes Applebee’s International, Inc., a Delaware corporation, and each of its subsidiaries) set forth in that certain Stock Purchase Agreement between the Corporation and MSD SBI, L.P., a Delaware limited partnership, shall fail to be true and correct in any material respect as of the Issue Date as though made on and as of the Issue Date (except to the extent (x) that any such representation and warranty is qualified as to “materiality” or “Material Adverse Effect”, in which case such representations and warranties shall fail to be true and correct in all respects and (y) any such representation and warranty expressly relates to an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), then (x) the Dividend Rates applicable from time to time pursuant to this Certificate shall in each case be increased by one percent (1%) per annum and (y) the maximum Dividend Rate payable prior to the tenth (10th) anniversary of the Issue Date shall be seventeen percent (17%) per annum.

(iii)          If (A) any condition or event exists as of the Issue Date that is described in more than one of clauses (i) and (ii) above, or (B) more than one of the conditions or events described in clause (i) and (ii) exist as of the Closing Date, then only clause (i) shall be deemed to apply.

Section 3.               Liquidation. Upon any liquidation, dissolution or winding up, or any other distribution of the assets, of the Corporation (whether voluntary or involuntary), each holder of Perpetual Preferred Stock shall be entitled to be paid, before any distribution or payment is made upon any Junior Securities, an amount in cash equal to the aggregate Stated Value of all shares of Perpetual Preferred Stock held by such holder (plus all accrued and unpaid dividends thereon up to but not including the date of payment), and the holders of Perpetual Preferred Stock shall not be entitled to any further payment in respect thereof. If upon any such liquidation, dissolution or winding up of the Corporation the Corporation’s assets to be distributed among the holders of the Perpetual Preferred Stock and any Parity Securities are insufficient to permit payment to such holders of the Perpetual Preferred Stock of the aggregate amount which they are entitled to be paid under this Section 3 and such holders of Parity Securities of the aggregate amount which they are entitled to be paid in accordance with the terms of such Parity Securities, then the entire assets available to be distributed to the Corporation’s stockholders shall be distributed pro rata among the holders of the Perpetual Preferred Stock and any Parity Securities, in accordance with the full respective preferential payments that would be payable on such shares of Perpetual Preferred Stock and such shares of Parity Securities if all amounts payable thereon were payable in full. Neither the consolidation or merger of the Corporation into or with any other entity or entities (whether or not the Corporation is the surviving entity), nor the sale or transfer by the Corporation of all or any part of its assets, nor the reduction of the capital stock of the Corporation nor any other form of recapitalization or reorganization affecting the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 3 or any other section of this Certificate.

Section 4.               Redemptions.

4A.          Optional Redemption.

(i)            The Corporation may redeem the outstanding shares of Perpetual Preferred Stock, in whole (subject to the second proviso of this paragraph (i)) or (subject to the following paragraph (ii) and the first proviso of this paragraph (i)) in part, upon not less than fifteen (15) nor more than sixty (60) days’ notice, for cash at the redemption prices (expressed as percentages of Stated Value) set forth below plus accrued and unpaid dividends on the shares of Perpetual Preferred Stock redeemed, up to but not including the applicable redemption date, if redeemed during the period indicated below; provided that if fewer than all of the outstanding shares of Perpetual Preferred Stock are to be redeemed, then such redemption shall be in an aggregate Stated Value of no less than $10,000,000 and the aggregate Stated Value of outstanding shares of Perpetual Preferred Stock not redeemed shall be no less than $20,000,000; provided further that, except as described in Section 4B below, prior to the first anniversary of the Issue Date, not more than $40,000,000 aggregate Stated Value of shares of Perpetual Preferred Stock may be redeemed.

Period	Percentage

Prior to but not including the second anniversary of the Issue Date	105.0%
Second anniversary of the Issue Date to but not including the third anniversary of the Issue Date	104.0%
Third anniversary of the Issue Date to but not including the fourth anniversary of the Issue Date	103.0%
Fourth anniversary of the Issue Date to but not including the fifth anniversary of the Issue Date	102.0%
On and after the fifth anniversary of the Issue Date	100.0%

(ii)           In the event that at any time fewer than all of the outstanding shares of Perpetual Preferred Stock are to be redeemed, either the shares to be redeemed shall be selected by lot or the redemption shall be made pro rata in proportion to the number of shares held by each holder of Perpetual Preferred Stock. In no event, however, may the Corporation redeem fewer than all outstanding shares of Perpetual Preferred Stock unless all accrued and unpaid dividends on all then outstanding shares of Perpetual Preferred Stock have been paid as of the immediately preceding Dividend Payment Date.

4B.          Mandatory Redemption. Upon the occurrence of a Change of Control, unless prohibited by applicable law, the Corporation shall redeem all then outstanding shares of Perpetual Preferred Stock for cash at the redemption price per share corresponding to the timing of such Change of Control, as indicated below; provided that in the event that any shares of Perpetual Preferred Stock are not redeemed upon the occurrence of a Change of Control pursuant to this Section 4B because of a prohibition under applicable law, the Corporation shall use its reasonable best efforts to cause such prohibition not to apply and shall redeem such shares as soon as such prohibition no longer applies:

Timing of Change of Control	Redemption Price

Prior to but not including the first anniversary of the Issue Date	105.0% of the Stated Value, plus the amount of dividends that have accrued or would have accrued up to but not including the first anniversary of the Issue Date but that have not been previously paid

First anniversary of the Issue Date to but not including the second anniversary of the Issue Date	105.0% of the Stated Value, plus accrued and unpaid dividends up to but not including the redemption date

Second anniversary of the Issue Date to but not including the third anniversary of the Issue Date	104.0% of the Stated Value, plus accrued and unpaid dividends up to but not including the redemption date

Third anniversary of the Issue Date to but not including the fourth anniversary of the Issue Date	103.0% of the Stated Value, plus accrued and unpaid dividends up to but not including the redemption date

Timing of Change of Control	Redemption Price

Fourth anniversary of the Issue Date to but not including the fifth anniversary of the Issue Date	102.0% of the Stated Value, plus accrued and unpaid dividends up to but not including the redemption date

On and after the fifth anniversary of the Issue Date	100.0% of the Stated Value, plus accrued and unpaid dividends up to but not including the redemption date

In the event that the Corporation fails to make any applicable redemption payment required to be made by this Section 4B when such payment is required to be made by this Section 4B, then (i) the applicable redemption price with respect to each share of Perpetual Preferred Stock shall be automatically increased by an amount equal to five percent (5%) of the Stated Value and (ii) until such time as the Corporation makes such redemption payment (as so increased by this paragraph), dividends on the shares of Perpetual Preferred Stock called for redemption shall continue to accrue on and after the redemption date at the then applicable Dividend Rate (including any applicable increases to the then applicable Dividend Rate pursuant to Section 2C).

In the event that any indenture or agreement relating to indebtedness for borrowed money of the Corporation would prohibit the Corporation from redeeming the Perpetual Preferred Stock pursuant to this Section 4B upon the occurrence of a Change of Control, then the Corporation shall, not later than the occurrence of such Change of Control, either obtain any requisite consents under such indenture or agreement relating to indebtedness for borrowed money to permit the redemption of the Perpetual Preferred Stock pursuant to this Section 4B or shall repay the outstanding indebtedness under such indenture or agreement relating to indebtedness for borrowed money.

4C.          Notice of Redemption. The Corporation shall mail written notice of any redemption pursuant to this Section 4, postage prepaid, at least fifteen (15) days but not more than sixty (60) days prior to the redemption date, to each holder of record of shares of Perpetual Preferred Stock to be redeemed at such holder’s address appearing on the stock register of the Corporation. Each such notice shall state (i) the date fixed for such redemption, (ii) the place or places where certificates for the shares of Perpetual Preferred Stock called for redemption are to be surrendered for payment, (iii) the redemption price, (iv) that unless the Corporation defaults in making the redemption payment, dividends on the shares of Perpetual Preferred Stock called for redemption shall cease to accrue on and after the redemption date, and (v) that if fewer than all of the shares of Perpetual Preferred Stock owned by such holder are then to be redeemed, the number of shares which are to be redeemed.

If the notice of redemption shall have been so mailed and if prior to the date of redemption specified in such notice all funds necessary for such redemption shall have been irrevocably deposited in trust, for the account of the holders of the shares of Perpetual Preferred Stock to be redeemed, with a bank or trust company named in such notice doing business in New York, New York, and having capital surplus and undivided profits of at least $500,000,000, then, without awaiting the redemption date, all shares of Perpetual Preferred Stock with respect to which such notice shall have been so mailed and such deposit shall have been so made thereupon shall, notwithstanding that any certificate for shares of Perpetual Preferred Stock shall not have been surrendered for cancellation, be deemed no longer to be outstanding, and all rights with respect to such shares of Perpetual Preferred Stock forthwith upon such deposit in trust shall cease and terminate, except for the right of the holders thereof on or after the redemption date to receive out of such deposit the amount payable upon the redemption, without interest. If the holders of any shares of Perpetual Preferred Stock which have been called for redemption shall not within two (2) years (or any longer period required by law) after the redemption date claim any amount so deposited in trust for the redemption of such shares, then such bank or trust company shall, if permitted by applicable law, pay over to the Corporation any such unclaimed amount so deposited with it and thereupon shall be relieved of all responsibility in respect thereof; and thereafter the holders of such shares shall, subject to applicable unclaimed property laws, look only to the Corporation for payment of the redemption price for such shares, without interest. Upon surrender, in accordance with such notice, of the certificates for any shares so redeemed, the applicable redemption price shall be paid in cash by wire transfer of immediately available funds to an account or accounts designated by such holder of Perpetual Preferred Stock. In the event that less than all of the shares of Perpetual Preferred Stock represented by any certificate are redeemed, a new certificate representing the unredeemed shares shall be promptly issued to the holder thereof without cost to such holder.

4D.          Status of Shares. Shares of Perpetual Preferred Stock redeemed, purchased, or otherwise acquired by the Corporation shall, after such acquisition, have the status of authorized but unissued shares of Preferred Stock and may be reissued by the Corporation at any time as shares of any series of Preferred Stock, other than as shares of Perpetual Preferred Stock.

Section 5.               Voting Rights. The holders of Perpetual Preferred Stock shall have no right to vote on any matters to be voted on by the stockholders of the Corporation except (i) as required by applicable law, (ii) as set forth in Section 11 hereof, and (iii) that the holders of the Perpetual Preferred Stock shall be entitled to vote as a separate class, with each share of Perpetual Preferred Stock being entitled to one vote, with respect to any proposed amendment to the Corporation’s Certificate of Incorporation that would (1) alter or change the powers, preferences or special rights of the shares of Perpetual Preferred Stock, or (2) adversely affect in any material respect the rights of such holders.

Section 6.               Negative Covenants.

6A.          No Prohibition on Dividends. So long as any shares of Perpetual Preferred Stock are issued and outstanding, the Corporation shall not enter into any agreement  which, by its terms (other than in the event of a breach of, or a default under, such agreement), would prohibit the payment of dividends on the Perpetual Preferred Stock; provided that the bridge credit facilities (collectively, the “Bridge Facility”) described in the Commitment Letter (the “Commitment Letter”) dated as of July 15, 2007, among, the Corporation, CHLH Corp., Lehman Brothers Inc., Lehman Brothers Commercial Bank and Lehman Commercial Paper Inc. may, for so long as the Bridge Facility remains outstanding, prohibit the payment of cash dividends on the Perpetual Preferred Stock on any Dividend Payment Date on or after the first anniversary of the Issue Date to the extent that (in each case as set forth in the Commitment Letter)  (x) the amount of any such dividends would cause the limitation on aggregate restricted payments of $17,400,000 for each annual period commencing on the first anniversary of the Issue Date and ending on the day immediately preceding the next anniversary of the Issue Date to be exceeded or (y) immediately before or after giving effect to such payment the Corporation shall not be in compliance with the agreed upon cash interest coverage ratio set forth in the Bridge Facility (provided that the ratio applicable at any time under such test shall be the same as the ratio applicable at such time under the minimum cash interest coverage ratio financial covenant).

6B.          Redemption Default; Passed Dividends. In the event of a failure by the Corporation to make any applicable redemption payment required to be made pursuant to Section 4B when such payment is required to be made pursuant to Section 4B, or a Passed Dividend (including any Accumulated Dividend), until such time as such required redemption payment has been made or the payment has been made with respect to all Passed Dividends, as applicable, the Corporation shall not, without the prior written consent of the holders of a majority of the outstanding shares of Perpetual Preferred Stock: (i) redeem, purchase or otherwise acquire any Junior Securities or Parity Securities, nor shall the Corporation pay or declare any dividend or make any distribution upon any Junior Securities or Parity Securities (other than dividends or distributions payable in-kind, including through accretion of the stated value of such securities, in accordance with the terms of such securities); (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial equity or voting interest in, or by any other manner, any Person or division thereof, other than acquisitions not to exceed $30,000,000 on an aggregate basis during the period in which such Passed Dividends or redemption payment, as applicable, remain unpaid; or (iii) incur capital expenditures in excess of $20,000,000 in any consecutive twelve-month period commencing after the occurrence of such Passed Dividend or redemption payment, as applicable.

6C.          No Issuance of Senior or Parity Preferred Stock. So long as any shares of Perpetual Preferred Stock are issued and outstanding, the Corporation shall not, without the prior written consent of the holders of at least a majority of the then outstanding shares of Perpetual Preferred Stock, issue any additional shares of Perpetual Preferred Stock or any series of Preferred Stock ranking senior to or on a parity with the Perpetual Preferred Stock with respect to the payment of dividends or distributions, redemption or in the liquidation, dissolution or winding up, or upon any distribution of the assets of, the Corporation, provided that the accretion of the stated value of any such securities, in accordance with the terms of such securities, shall not constitute an “issuance” of additional securities.

Section 7.               Transfer Restrictions.

(i)            None of the shares of Perpetual Preferred Stock may be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption therefrom, and in each case in compliance with the terms of this Certificate and the restrictions set forth in the text of the restrictive legend required to be set forth on the Shares pursuant to clause (ii) of this Section 7. The Corporation shall be entitled to give stop transfer orders to its transfer agent with respect to the shares of Perpetual Preferred Stock in order to enforce the foregoing restrictions.

(ii)           Each certificate representing shares of Perpetual Preferred Stock shall contain a legend substantially to the following effect (in addition to any legends required under applicable securities laws):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE DIRECTLY OR INDIRECTLY OFFERED, SOLD, TRANSFERRED, ENCUMBERED, ASSIGNED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, OR (B) AN  APPLICABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, INCLUDING RULE 144, SUBJECT TO THE COMPANY’S AND THE TRANSFER AGENT’S RIGHT PRIOR TO ANY SUCH OFFER, SALE, TRANSFER, ENCUMBRANCE, ASSIGNMENT OR OTHER DISPOSITION TO REQUIRE THE DELIVERY OF REASONABLE AND

CUSTOMARY CERTIFICATIONS AND/OR OTHER INFORMATION REASONABLY SATISFACTORY TO EACH OF THEM.

To the extent that the circumstances or provisions requiring the above legend have ceased to be effective, the Corporation will upon request reissue certificates without the legend.

Section 8.               Registration of Transfer. The Corporation shall keep at its principal office a register for the registration of Perpetual Preferred Stock. Upon the surrender of any certificate representing Perpetual Preferred Stock at such place, the Corporation shall, at the request of the record holder of such certificate, execute and deliver (at the Corporation’s expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of shares of Perpetual Preferred Stock represented by the surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of shares of Perpetual Preferred Stock as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate, and dividends shall accrue on the Perpetual Preferred represented by such new certificate from the date to which dividends have been fully paid on such Perpetual Preferred Stock represented by the surrendered certificate.

Section 9.               Replacement. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Perpetual Preferred Stock, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the holder is a financial institution or other institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of Perpetual Preferred Stock of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

Section 10.             Definitions.

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City, New York are authorized or required by law, regulation or executive order to close.

“Certificate” means this Certificate of Designations of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series A Perpetual  Preferred Stock, and Qualifications, Limitations and Restrictions Thereof.

“Change of Control” means the occurrence of any of the following:

(1)           the acquisition by any Person (including any syndicate or group deemed to be a “person” under
Section 13(d)(3) of the Exchange Act) of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of the Corporation entitling such person to exercise 50% or more of the total voting power of all shares of Voting Stock of the Corporation, other than (a) any such acquisition by the Corporation, any wholly owned subsidiary of the Corporation (provided that the “holding company condition is satisfied” (as defined below), if applicable) or any employee benefit plan of the Corporation or (b) any such acquisition by any holding company which after the occurrence of such acquisition owns 100% of the total voting power of all shares of Voting Stock of the Corporation and as a result of which the “holding company condition is satisfied” (so long as no Change of Control would otherwise have occurred in respect of the Voting Stock of such holding company);

(2)           any consolidation of the Corporation with, or merger of the Corporation into, any other Person, any merger of another Person into the Corporation, or any conveyance, sale, transfer, share exchange, lease (other than a mere grant of security interest) or other disposition of all or substantially all of the assets of the Corporation to another Person, other than (a) any such transaction (x) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of capital stock of the Corporation unless the “holding company condition is satisfied,” (y) pursuant to which the holders of 50% or more of the total voting power of all shares of the Corporation’s capital stock entitled to vote generally in the election of directors immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation or Person to whom all or substantially all of the Corporation’s assets were transferred, immediately after such transaction and (z) in addition, in the case of a sale, transfer or other disposition of all or substantially all of the assets of the Corporation, the holders of 50% or more of the shares of the Corporation’s capital stock immediately prior to such transaction hold, directly or indirectly, 50% or more of the shares of capital stock of the Person to whom all or substantially all of the Corporation’s assets were transferred, immediately after such transaction; (b) any transaction which is effected solely to change the jurisdiction of incorporation of the Corporation and results in a reclassification, conversion or exchange of outstanding shares of Common Stock into solely shares of common stock of the surviving entity), and as a result of which the “holding company condition is satisfied”, if applicable; and (c) any such transaction with a holding company which after the occurrence of such transaction owns 100% of the total voting power of all shares of Voting Stock of the Corporation (so long as no Change of Control would otherwise have occurred in respect of the Voting Stock of such holding company), and as a result of which the “holding company condition is satisfied”;

(3)           the first day on which a majority of the members of the Board of Directors are not Continuing Directors; or

(4)           with respect to any indenture or agreement relating to indebtedness for borrowed money of the Corporation or its significant subsidiaries in an aggregate outstanding principal amount in excess of $100,000,000, any event that, absent a waiver or consent of the obligees (however denominated) under such indenture or agreement, would (a) constitute a change in control (however denominated) with respect to the Corporation under and as defined in such indenture or agreement and (b) result under the terms of such indenture or agreement in an accelerated obligation to repay such indebtedness as a result of such change in control (however denominated).

“Common Stock” means the Corporation’s common stock, par value $.01 per share.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors who:  (1)  was a member of such Board of Directors on the date of this Certificate; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“holding company condition is satisfied” means that the Perpetual Preferred Stock and any other series of Preferred Stock, in each case, outstanding immediately prior to the applicable transaction that remains outstanding immediately after such transaction, have become direct obligations of the Person acquiring voting power over Voting Stock of the Corporation or becoming a surviving entity or the Person to whom all or substantially all of the assets of the Corporation are transferred, as applicable, and that the Corporation (to the extent that it still exists) shall have guaranteed the performance of the obligations of such Person with respect to the Perpetual Preferred Stock (to the extent that it remains outstanding immediately following such transaction).

“Junior Securities” means any shares of Common Stock of the Corporation and any shares of Preferred Stock specifically designated as junior to the Perpetual Preferred Stock with respect to the payment of dividends and distributions, in the liquidation, dissolution, winding up, or upon any other distribution of the assets of, the Corporation.

“Parity Securities” means any shares of Preferred Stock, including the Series B Convertible Preferred Stock, or other equity securities of the Corporation that do not by their terms expressly provide that they rank senior to or junior to the Perpetual Preferred Stock with respect to the payment of dividends and distributions, in the liquidation, dissolution, winding up, or upon any other distribution of the assets of, the Corporation.

“Person” means an individual, a partnership, a corporation, a limited liability company, a limited liability, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“redemption date” as to any share of Perpetual Preferred Stock means the applicable date specified herein in the case of any redemption; provided that no such date shall be a redemption date unless the applicable redemption price is actually paid in full on such date, and if not so paid in full, the redemption date shall be the date on which such amount is fully paid.

“Stated Value” of any share of Perpetual Preferred Stock as of any particular date shall be equal to $1,000. For the avoidance of doubt, no dividend paid on any share of Perpetual Preferred Stock shall constitute an offset to or credit against such share’s Stated Value.

“Treasury Rate” for a Quarterly Dividend Period means the annual yield to maturity of U.S. Treasury securities with a ten-year maturity, as compiled by and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available prior to the last Business Day of such Quarterly Dividend Period (or, if such Statistical Release is no longer published, any publicly available source of similar data).

“Voting Stock” of a Person means capital stock of such Person entitled to vote generally in the elections of directors of such Person.

Section 11.             Amendment and Waiver. No amendment, modification, alteration, repeal or waiver of any provision of Sections 1 to 10 hereof or this Section 11 shall be binding or effective without the prior written consent of the holders of a majority of the shares of Perpetual Preferred Stock outstanding at the time such action is taken.

Section 12.             Notices. Except as otherwise expressly provided hereunder, all notices referred to herein shall be in writing and shall be delivered by registered or certified mail, return receipt requested and postage prepaid, or by reputable overnight courier service, charges prepaid, and shall be deemed to have been given when so mailed or sent (i) to the Corporation, at its principal executive offices and (ii) to any stockholder, at such holder’s address as it appears in the stock records of the Corporation (unless otherwise indicated by any such holder).

[signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights, and Qualifications, Limitations and Restrictions Thereof, of Series A Perpetual Preferred Stock of IHOP Corp. to be executed by Thomas G. Conforti, its Chief Financial Officer, this 29th day of November, 2007.

IHOP CORP.

By:	/s/ Thomas G. Conforti
Name: Thomas G. Conforti
Title: Chief Financial Officer